Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION OF
INTERNAP NETWORK SERVICES CORPORATION

Internap Network Services Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST:           The name of the corporation is Internap Network Services Corporation.

SECOND:      At a meeting of the Board of Directors of Internap Network Services Corporation, resolutions were duly adopted declaring the advisability of an amendment to the Certificate of Incorporation, as follows, and providing that:

Article IV of the Certificate of Incorporation of Internap Network Services Corporation shall be hereby amended and restated to read as follows:

“IV.

A.           This Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is 80,000,000 shares of stock. Such shares shall be divided into two classes as follows:

(i) 60,000,000 shares of common stock (“Common Stock”), each having a par value of one-tenth of one cent ($0.001).

(ii) 20,000,000 shares of preferred stock (“Preferred Stock”), each having a par value of one-tenth of one cent ($0.001).

B.           The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, by a filing a certificate (a “Preferred Stock Designation”) pursuant to Delaware General Corporation Law (“DGCL”), to fix or alter from time to time the designation, powers, preferences and rights of the shares of each such Series And the qualifications, limitations or restrictions of any wholly unissued series of Preferred Stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

THIRD:        That thereafter, pursuant to resolution of its Board Directors, a meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH:    This Certificate of Amendment of Certificate of Incorporation was duly adopted at said meeting of the stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH:          In accordance with Section 103(b) of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation shall be effective upon filing with the Secretary of State of the State of Delaware.”

IN WITNESS WHEREOF, this Certificate has been subscribed this 19th day of June, 2008 by the undersigned who affirms that the statements made herein are true and correct.

INTERNAP N ETWORK SERVICES CORPORATION

By:	/s/ Richard P. Dobb
Richard P. Dobb, Vice President and General Counsel